Exhibit 99.55

DeFi Technologies Provides AUM Update - Approximately C$259 Million, Closing of $3 Million Private Placement and Other Corporate Updates

TORONTO – November 1, 2023 – DeFi Technologies Inc. (the “Company” or “DEFI”) (NEO: DEFI) (GR: R9B) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, announces its assets under management (“AUM”) increased to approximately C$259M since June 30, 2023 (all amounts in Canadian dollars, unless otherwise stated).

Key Highlights:

●	AUM grew 40% to approximately C$259 million as of October 30, 2023, up from C$183 million as of June 30, 2023.

●	DeFi Technologies and Valour Announce Closing of $3 Million Private Placement of Convertible Notes

●	DeFi Technologies Inc. and Neuronomics AG entered into a landmark Joint Venture Agreement to develop AI-based digital asset exchange traded products, actively managed certificates, and asset-backed tokens for global distribution.

●	DeFi Technologies’ subsidiary, Valour Inc., introduced three EUR denominated products on NGM: Valour Ethereum Zero EUR, Valour Solana EUR and Valour Digital Asset Basket 10 (VDAB10) EUR

●	DeFi Technologies’ subsidiary, Valour Inc., introduced its innovative Ethereum Physical Staking ETP under the EU-wide issuance platform, Valour Digital Securities Limited (VDSL) on XETRA.

●	Valour Inc. entered into a collaboration with Bitcoin Suisse AG, the Swiss crypto-finance and technology pioneer. The product partnership aims to issue Exchange Traded Products (ETPs) backed 1:1 by digital assets, leveraging both Valour Inc.’s and Bitcoin Suisse AG’s unique capabilities and long standing expertise in the digital asset market.

●	Valour Inc. launched the Valour Digital Asset Basket 10 (ETP) on Nordic Growth Market

“With a 40% surge in our AUM to C$259 million in just a few months, and the successful introduction of innovative EUR denominated products by our subsidiary, Valour Inc., DeFi Technologies continues to solidify its position at the nexus of traditional finance and the Web3 ecosystem. Our collaboration with Bitcoin Suisse AG and the recent acquisition of Neuronomics AG further exemplify our strategic vision and commitment to driving the decentralized finance frontier. As we navigate this dynamic landscape, our mission remains clear: to provide cutting-edge solutions that bridge the old with the new, ensuring our stakeholders are always a step ahead in the financial evolution.” - Olivier Roussy Newton, Chief Executive Officer of DeFi Technologies.

DeFi Technologies and Valour Announces Closing of $3 Million Private Placement of Convertible Notes

DeFi Technologies is also pleased to announce that its wholly-owned subsidiary, Valour Inc. (“Valour”), has completed a non-brokered private placement financing of unsecured convertible notes (the “Notes”) for gross proceeds of C$3,000,000 (the “Offering”). The Notes issued in connection with the Offering accrue interest at a rate of 8% per annum will mature on October 31, 2025 (“Maturity Date”). This was driven by incoming non-brokered interest as well as insider participation.

Upon the occurrence of certain trigger events, the principal amount of Notes and all accrued interest may be convertible (a “Conversion”), at the option of the holder, into (a) common shares in the capital of the Company (“Conversion Shares”) at a price of C$0.10 (“Conversion Price”) per Conversion Share and (b) an equal number of common share purchase warrants of the Company (“Conversion Warrants”) entitling the holder to acquire one common share (a “Common Share”) at a price of C$0.20 for a period of five years from the date of issuance. Upon the Conversion, the Company will subscribe for such additional equity of Valour equal to the principal amount of Notes and accrued interest converted pursuant to the Conversion.

The Company reserved the Conversion Price through a price reservation form submitted on October 13, 2023 to the Cboe Canada Exchange (“Cboe Canada”). No finder’s fees were paid in connection with the Offering. Valour intends to use the proceeds of the Offering for general corporate purposes. The Conversion Shares and Conversion Warrants will be distributed in offshore jurisdictions pursuant to Ontario Securities Commission Rule 72-503 - Distributions Outside Canada and, as such, will not be subject to a statutory hold period in accordance with applicable Canadian securities laws.

Mr. Olivier Roussy Newton, the Chief Executive Officer of the Company, and Mr. Johan Wattenstrom, a director of Valour participated in the Offering. The issuance of such Conversion Shares and Conversion Warrants constitutes “related party transaction” within Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the value of the issuance of such Conversion Shares and Conversion Warrants does not exceed 25% of the Company’s market capitalization.

Closing of Acquisition of Neuronomics

Further to the press release of the Company dated October 24, 2023, the Company is pleased to announce that it has closed the acquisition of 724 shares of Neuronomics AG (the “Neuronomics Acquisition”). Pursuant to the closing of the Neuronomics Acquisition, the Company issued 402,806 Common Shares (the “Payment Shares”) to each of Mr. Newton and Mr. Wattenstrom at a deemed value of C$0.12 per Payment Share. The issuance of the Payment Shares to Mr. Wattenstrom and Mr. Newton constitutes a “related party transaction” as this term is defined in MI 61-101. The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Payment Shares does not exceed 25% of the Company’s market capitalization.

Resignation of William C. Steers

The Company also announces that William C. Steers has resigned as a member of the board of directors effective immediately to pursue other opportunities. Mr. Steers has been a director of the Company since March 2018, and management and the board of directors of the Company would like to thank Mr. Steers for his services and continued support of the Company.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and Valour Digital Asset Basket 10, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering and issuance of Conversion Shares and Conversion Warrants thereunder; growth of AUM; cost optimization efforts; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations

ir@defi.tech

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